

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2020

Daniel J. Durn
Chief Financial Offier
APPLIED MATERIALS INC /DE
3050 Bowers Avenue
P.O. Box 58039
Santa Clara, CA 95052

> **Re: APPLIED MATERIALS INC /DE**
> **Form 10-K for the fiscal year ended October 27, 2019**
> **File No. 000-06920**

Dear Mr. Durn:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Manufacturing